                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                                   FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                                   000-22125
                           (COMMISSION FILE NUMBER)

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

             DIAMOND TECHNOLOGY PARTNERS INCORPORATED 401(k) PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                   DIAMOND TECHNOLOGY PARTNERS INCORPORATED
                     875 NORTH MICHIGAN AVENUE, SUITE 3000
                            CHICAGO, ILLINOIS 60611

                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN



                               Table of Contents

                                                                            Page
Independent Auditors' Report                                                  1

Financial Statements:
     Statement of Net Assets Available for Plan Benefits as of
        December 31, 1999 and 1998                                            2

     Statement of Changes in Net Assets Available for Plan Benefits
        for the years ended December 31, 1999 and 1998                        3

     Notes to Financial Statements                                            4

Schedules

1 Schedule of Assets Held for Investment Purposes at End of Year              8

                         Independent Auditors' Report


The Trustees of the
Diamond Technology Partners
  Incorporated 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of Diamond Technology Partners Incorporated 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of Plan's management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois
October 3, 2000

                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

              Statement of Net Assets Available for Plan Benefits

                          December 31, 1999 and 1998


                                                                     1999                      1998
                                                                 -------------               ----------
Assets:
 Investments, at fair value:
   Money market fund                                            $      413,146                   86,185
   Domestic equity fund                                              8,935,473                5,990,270
   International equity fund                                         1,125,845                  855,143
   Fixed income fund                                                   191,278                  151,987
   Personal choice common and preferred stocks                       8,837,164                2,692,545
   Personal choice money market fund                                 1,666,332                  743,667
   Personal choice mutual funds                                      1,328,832                  582,716
   Personal choice bond                                                 44,391                      998
   Participant notes receivable                                        237,561                  263,827
                                                                 -------------               ----------
          Total investments                                         22,780,022               11,367,338

 Cash and cash equivalents                                               8,365                    1,334

 Contributions receivable - participant                                 80,043                       --

 Participant notes interest receivable                                     749                       --

 Dividend receivable                                                     1,007                      573
                                                                 -------------               ----------
        Net assets available for plan benefits                  $   22,870,186               11,369,245
                                                                 =============               ==========

See accompanying notes to financial statements.

                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                          December 31, 1999 and 1998


                                                                      1999                     1998
                                                                 ---------------           -------------
Additions to net assets attributed to:
 Interest income                                                  $    65,752                  27,781
 Dividend income                                                      714,631                 185,900
 Net appreciation in fair value
   of investments                                                   7,993,940               1,056,568
 Contributions - participant                                        2,726,800               1,907,546
 Contributions - rollover                                           1,290,821               1,089,550
 Interest on loans receivable from participants                        21,532                  17,468
 Other income                                                              --                   1,944
                                                                  -----------              ----------
          Total additions                                          12,813,476               4,286,757
                                                                  -----------              ----------
Deductions from net assets attributable to:
  Benefits paid to participants                                     1,300,376                 210,773
  Trustee/recordkeeper fees                                            12,159                   1,911
                                                                  -----------              ----------
           Total deductions                                         1,312,535                 212,684
                                                                  -----------              ----------
           Increase in net assets
             available for plan benefits                           11,500,941               4,074,073

Net assets available for plan benefits:
  Beginning of year                                                11,369,245               7,295,172
                                                                  -----------              ----------
  End of year                                                     $22,870,186              11,369,245
                                                                  ===========              ==========

See accompanying notes to financial statements.

                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(1)  Description of Plan

     The following brief description of the Diamond Technology Partners Incorporated 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The plan was amended in its entirety and restated effective October 5, 1998.

     (a)  General

          The Plan is a voluntary defined contribution plan for all eligible employees of Diamond Technology Partners Incorporated (Company) who meet the minimum age and service requirements specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The number of employees participating in the Plan totaled 651 and 362 at December 31, 1999 and 1998, respectively.

     (b)  Contributions

          Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. Additional amounts may be contributed at the option of the Plan's trustees. Contributions are limited in accordance with IRS regulations. No Company contributions have been made to date.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and an allocation of Plan earnings and Company contributions, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     (d)  Vesting

          Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Any Company contributions are immediately vested.

     (e)  Payment of Benefits

          On termination of service due to death, disability, or retirement, and if the vested account balance exceeds $5,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a specified period of time not exceeding the life expectancy of the designated beneficiary. If the vested account balance is less than $5,000, the beneficiary will receive a lump-sum distribution.

          For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


     (f)  Administrative Expenses

          Administrative expenses amounting to $12,800 and $17,470 in 1999 and 1998, respectively, have been directly paid by the Company. It is not the intention of the Company to obtain reimbursement from the Plan for these payments.

     (g)  Participant Notes Receivable

          Participants may borrow a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the Participant Notes fund. Loan terms range from one to five years, and up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 8.25% to 10.5%. Principal and interest are paid ratably through bimonthly payroll deductions.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     (c)  Investment Valuation and Income Recognition

          The assets of the Plan are held by the Plan Custodian. The Plan's investments are recorded at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Participant notes receivable are valued at cost, which approximates fair value. Interest and dividend income on investments is recognized as earned.

     (d)  Payment of Benefits

          Benefits are recorded when paid.

     (e)  Reclassifications

          Where appropriate certain items relating to the prior year have been reclassified to conform to the current year presentation.

                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(3)  Investments Exceeding 5% of Net Assets

     The Plan's investments which exceed 5% of net assets available for plan benefits as of December 31, 1999 and 1998 are as follows:

                                                                       December 31,
                                                              ------------------------------
               Description                                         1999             1998
     -----------------------------------------                -------------      -----------
     Baron Asset Fund                                         $   2,517,521        2,052,647
     Founders Growth Fund                                         3,533,515        2,180,311
     Ivy International Fund                                       1,125,845          855,143
     Schwab 1000 Fund                                             2,416,502        1,367,295
     Personal Choice money market                                 1,561,391          743,667
     Diamond Technology Partners Class A*                         2,576,406          759,836
     Safeguard Scientifics, Inc.*                                         -          503,423

     *Represents a party-in-interest

(4)  Distributions Due to Participants

     As of December 31, 1999 and 1998, there were $12 and $42,655, respectively, due to terminated or inactive participants.

(5)  Tax Status

     The Plan obtained its latest determination letter on May 15, 1997 in which the Internal Revenue Service informed the Company that the Plan, as amended on December 13, 1996, is designed in accordance with the applicable sections of the Internal Revenue Code (IRC), including the amendments required by the Tax Reform Act of 1986. The Plan has been amended and restated since receiving the determination letter. However, the Plan's Trustees and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)  Plan Termination

     While the Company has not expressed any intent to terminate the Plan, they are free to do so at any time, subject to the provisions set forth in ERISA.

(7)  Plan Amendment

     Effective January 1, 1998, the Plan was amended as a result of the change in recordkeeper from Small Parker Blossom to Charles Schwab. The Plan was subsequently amended effective October 5, 1998 to modify the number of participant loans an individual may have outstanding at a time.

                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(8)  New Accounting Pronouncements

     In 1999 the Plan adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters (SOP 99-3) issued by the American Institute of Certified Public Accountants (AICPA). SOP 99-3 establishes accounting and reporting standards for defined contribution benefit plans, such as the Plan to simplify disclosures for certain investments and supercedes AICPA Practice Bulletin 12, Reporting Separate Investment Fund Option Information of Defined-Contribution Pension Plans. All prior year balances have been reclassified in accordance with SOP 99-3.

                                                                      Schedule 1
                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

                                                                          Description of
                                                                            investment
                                                                             including
                                                                          number of shares
                                                                          or face value in
                                                                        dollars, interest rate
                                                                          and maturity date                 Fair value
                                                                        ----------------------              ----------
Money market funds:
  Schwab Money Market Fund                                                     413,146                      $  413,146
                                                                          ------------                      ----------
         Total money market funds                                              413,146                         413,146
                                                                          ------------                      ----------
Domestic equity funds:
  Baron Asset Fund                                                              42,837                       2,517,522
  Founders Growth Fund                                                         148,032                       3,533,515
  Investco Total Return Fund                                                    16,158                         467,934
  Schwab 1000                                                                   59,993                       2,416,502
                                                                          ------------                      ----------
         Total domestic equity funds                                           267,020                       8,935,473
                                                                          ------------                      ----------
International equity funds:
  Ivy International Fund                                                        23,908                       1,125,845
                                                                          ------------                      ----------
         Total international equity funds                                       23,908                       1,125,845
                                                                          ------------                      ----------
Fixed income funds:
  Strong Government Securities Fund                                             18,976                         191,278
                                                                          ------------                      ----------
         Total fixed income funds                                               18,976                         191,278
                                                                          ------------                      ----------
Personal choice account mutual funds:
  Amcent 20th Centy Intl Discovery Fund                                            652                          11,193
  Amcent Equity Growth                                                           2,456                          64,421
  Amcent Income & Growth                                                         1,721                          58,615
  Amercian Centy Global Growth                                                     770                           7,552
  Amerindo technology Fund                                                         283                           9,381
  Baron Asset Fund                                                                  88                           5,167
  Berger New Generation Fund                                                       621                          21,585
  Berger Select Fund                                                               529                          13,232
  Calvert Income Fund                                                              595                           9,957
  Cohen & Steers Realty Shares                                                     916                          33,815
  Dreyfus Emerging Leaders                                                         661                          10,251
  Dreyfus Midcap Index Fund                                                        756                          16,594
  Dreyfus Technology Growth Fund                                                   240                          12,772
  Firsthand Tech Leaders Fund                                                      119                           5,298

                                                                Schedule 1,Cont.

                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

                                                                            Description of
                                                                              investment
                                                                              including
                                                                            number of shares
                                                                            or face value in
                                                                          dollars, interest rate
                                                                             and maturity date                Fair value
                                                                          ----------------------              ----------
Personal choice account mutual funds (cont.):
  Firsthand Technology Value Fund                                                   57                        $     5,195
  Fremont US Micro Cap Fund                                                        474                             18,662
  H&Q IPO & Emerging Company Fund                                                  742                             10,528
  Internet Fund                                                                    461                             22,911
  Invesco High Yield Fund                                                        1,606                             10,327
  Invesco Small Company Value Fund                                                 270                              5,034
  Janus Equity Income Fund                                                       2,231                             56,079
  Janus Fund                                                                       286                             12,598
  Janus Global Life Science Fund                                                   804                             12,943
  Janus Global Technology Fund                                                   1,754                             54,239
  Janus Growth & Income                                                          2,216                             92,958
  Janus Mercury Fund                                                                78                              3,439
  Janus Olympus Fund                                                               292                             15,533
  Janus Overseas Fund                                                              251                              9,334
  Janus Special Situation Fund                                                      73                              1,684
  Janus Twenty Fund                                                                387                             32,274
  Janus Worldwide Fund                                                             600                             45,861
  Latin Amern Discovery Fund                                                     1,000                             10,688
  Marisco Focus Fund                                                               822                             19,283
  MAS FDS                                                                           43                              2,166
  Merger Fund                                                                      646                              9,505
  MFS Mass Investors Growth                                                        249                              5,066
  Millennium Growth & Income Fund                                                   78                              1,514
  Montgomery Emerging Markets                                                      169                              2,198
  Montgomery Growth Fund                                                           239                              5,129
  Munder Netnet Fund Cl A                                                           50                              3,846
  Oakmark Select Fund                                                            1,203                             22,154
  Rowe T Price Emerging                                                            641                              6,477
  Royce Micro Cap Fund                                                           2,061                             19,582
  RS Emerging Growth Fund                                                          378                             22,901
  Rydex Series Nova Fund                                                           246                             10,118
  Schwab Capital Samll-cap Index Fund                                               59                              1,193
  Schwab Intl Index Fund                                                            52                              1,053

                                                               Schedule 1, Cont.

                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

                                                        Description of
                                                     investment including
                                                        number of shares
                                                        or face value in
                                                       dollars, interest
                                                    rate and maturity date     Fair value
                                                    ----------------------     ----------
Personal choice account mutual funds (cont.):
    Schwab S&P 500 Inv Shs                                    1,801            $    40,726
    Schwab Total BD Mkt Index Fund                            1,480                 14,086
    Schwab U.S. Govt BD fund                                  1,049                 10,065
    Scudder Greater Europe                                      285                 10,114
    Scudder International Fund                                  878                 62,145
    Strong Growth & Income Fund                                 305                  8,726
    Strong Opportunity Fund                                     125                  5,596
    Strong Total Return Fund                                  1,946                 91,674
    T Rowe Price Science & Technology Fund                      276                 17,566
    Templeton China World Fd                                    210                  1,680
    Templeton Dragon Fund                                     1,663                 16,323
    Turner Micro Cap Growth                                     321                 10,337
    UMB Scout Worldwide Fund                                     53                  1,257
    Vanguard Growth Index Fund                                3,153                124,325
    Vanguard Index Trust 500 Portfoliop                         245                 33,222
    Warburg Pincus Cap Appreciation Fund                        224                  6,562
    Warburg Pincus Global                                       144                 10,362
    Warburg Pincus Japan Growth Fund Inc                        364                 12,575
    Westport Small Cap Fund                                     244                  4,014
    59 Wall Str Pac Basin EQ                                    224                 10,606
    NASDAQ 100 Trust                                             25                  4,566
                                                           --------              ---------
          Total personal choice account mutual funds         45,943              1,328,832
                                                           --------              ---------
Personal choice account common and preferred stocks:

    AT&T Corporation                                            836                 42,492
    Abercrombie & Fitch Cl A                                    400                 10,675
    Acxiom Corp.                                                600                 14,400
    Alloy Online Inc.                                           500                  7,875
    Allstate Corp.                                            1,000                 24,063
    Amazon Com Inc.                                             483                 36,768
    America Online Delaware                                   3,502                265,714
    American Ecology Corp.                                    6,500                 10,969
    American Express Co.                                        300                 49,875
    American Home Products                                       26                  1,021
    American International Group                                375                 40,547
    American Technology Corp.                                   860                  5,187

                                                                     (Continued)

                                                               Schedule 1, Cont.

                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999


                                                                      Description of
                                                                   investment including
                                                                      number of shares
                                                                      or face value in
                                                                     dollars, interest
                                                                  rate and maturity date     Fair value
                                                                  ----------------------     ----------
Personal choice account common and preferred stocks (cont.):
    Ameritrade Holding Cp                                                  625              $    13,555
    Amgen Inc.                                                              64                    3,844
    Ariba Inc.                                                             520                   92,235
    ASD Systems Inc.                                                       200                    3,550
    Ashworth                                                               500                    2,063
    Ask Jeeves Inc.                                                        200                   22,588
    At Home Corp Cl A                                                      652                   27,955
    Avant Corp.                                                          1,000                   15,000
    Bank Amer Corp.                                                         48                    2,433
    Bank One Corp                                                          823                   26,348
    Barnes & Noble                                                         500                   10,313
    Berkshire Hathaway, Inc.                                                30                   54,900
    Billing Concepts Corp.                                               3,000                   19,500
    Black Box Corp.                                                        100                    6,700
    Bristol Myers Squibb Co.                                               300                   19,256
    Broadcom Corp.                                                          50                   13,619
    Broadvision Inc.                                                       300                   51,019
    CBS Corp.                                                              100                    6,394
    Cabletron Systems, Inc.                                                400                   10,400
    Calico Commerce Inc.                                                   200                   10,600
    Cambridge Technology Partners                                        2,295                   60,244
    Caremark Rx Inc.                                                       120                      608
    Carleton Corp.                                                         500                    1,188
    Carnegie International Corp.                                         3,000                   20,625
    Caterpillar, Inc.                                                      147                    6,925
    CDW Computer Centers                                                   700                   55,038
    Celestial Seasonings, Inc.                                             150                    2,791
    Cerner Corporation                                                   2,446                   48,156
    Charles Schwab Corporation                                           2,600                   99,450
    Checkfree Corp.                                                        585                   61,133
    Chevron Corp.                                                          103                    8,912

                                                                     (Continued)

                                                               Schedule 1, Cont.
                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

                                                                 Description of
                                                                   investment
                                                                   including
                                                                number of shares
                                                                or face value in
                                                               dollars, interest rate
                                                                 and maturity date            Fair value
                                                              ------------------------     ----------------
Personal choice account common and preferred stocks (cont.):
    Chromavision Med Sys Inc.                                          707                     $    10,782
    Cisco Sys Inc.                                                   2,380                         254,958
    Citigroup Inc.                                                     816                          45,430
    Coca-Cola Company                                                  400                          23,300
    Comfort Sys USA Inc.                                               300                           2,213
    Commerce One Inc. Del                                              600                         117,900
    Communication Intelligence Corp. New                                50                             413
    Compaq Computer Corp.                                            2,138                          57,870
    Computer Associates Intl, Inc.                                     100                           7,011
    Computer Horizons Corp.                                            300                           4,856
    Comverse Technology                                                 15                           2,171
    Concur Technologies Inc.                                         1,897                          55,013
    Conoco Inc.                                                        500                          12,375
    Coram Healthcare Corp.                                             500                             500
    Corning Inc.                                                       302                          38,946
    Corsair Commun Inc.                                                190                           1,544
    Cybercash Inc.                                                   1,000                           9,250
    Data Broadcasting Corp.                                             15                             124
    Data Return Corp.                                                  500                          26,750
    Dell Computer Corporation                                        1,315                          67,065
    Diamond Technology Partners Cl A*                               29,980                       2,576,406
    Digex Inc.                                                         500                          34,375
    Docucorp Intl, Inc.                                              1,824                          12,825
    Drkoop.Com Inc.                                                    100                           1,188
    Duke Energy Corporation                                            201                          10,082
    E Digital Corp.                                                  1,000                           2,910
    EMC Corp. Massachusetts                                            585                          63,911
    E Piphany Inc.                                                     100                          22,313
    E Trade Group Inc.                                                 325                           8,491
    Ebay Inc.                                                          845                         105,783
    Ecom Ecom Com Inc.                                                  50                              50
    Egain Communications Corp.                                         110                           4,153
    Emusic.Com Inc.                                                    700                           7,175
    Entmnt Internet Inc.                                             1,000                             344

                                                               Schedule 1, Cont.
                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

                                                                 Description of
                                                                   investment
                                                                   including
                                                                number of shares
                                                                or face value in
                                                               dollars, interest rate
                                                                 and maturity date            Fair value
                                                              ------------------------     ----------------
Personal choice account common and preferred stocks (cont.):
    Entrade Inc.                                                           180                 $     7,358
    Excelsior-Henderson Motorcycle                                         100                          72
    Exodus Communications Inc.                                             260                      23,091
    Extreme Networks Inc.                                                  200                      16,700
    Exxon Mobil Corp.                                                      101                       8,099
    FDX Corporation                                                        340                      13,919
    Flashnet Commun Inc.                                                   215                       1,330
    Focal Communications                                                   400                       9,650
    Ford Motor Company Delaware                                             53                       2,799
    Four Seasons Hotels Inc.                                                50                       2,663
    Freeshop.Com                                                           200                       9,600
    F5 Networks Inc.                                                       300                      34,200
    Gadzooks Inc.                                                          100                         981
    General Electric Company                                               125                      19,344
    General Motors Corp.                                                   304                      22,127
    Gillette Co.                                                           955                      39,324
    Glenayre Technologies                                                1,000                      11,313
    Global Grossing Ltd.                                                   870                      43,500
    Global LT Telecommun                                                   300                       3,713
    Globix Corp.                                                           150                       9,000
    Goldman Sachs Group Inc.                                               500                      47,094
    Goodyear Tire & Rubr Co.                                                36                         998
    GS Telecom Ltd.                                                      1,000                         130
    Hasbro                                                                 100                       1,903
    Healtheon/Webmd Corp.                                                  246                       9,225
    Heartport Inc.                                                      14,880                      70,680
    Hewlett Packard Co.                                                    300                      34,125
    Home Depot Inc.                                                        450                      30,938
    Honeywell International                                                400                      23,075

                                                               Schedule 1, Cont.
                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

                                                                 Description of
                                                                   investment
                                                                   including
                                                                number of shares
                                                                or face value in
                                                               dollars, interest rate
                                                                 and maturity date            Fair value
                                                              ------------------------     ----------------
Personal choice account common and preferred stocks (cont.):
    I-Stat Corp                                                              100               $     1,450
    Illinois Tool Works, Inc.                                                102                     6,868
    Imaging Technologies Corp.                                             2,300                     1,438
    Inet Technologies Inc.                                                   100                     6,988
    Inprise Corp.                                                          1,000                    11,063
    Insweb                                                                   300                     7,669
    Intel Corp.                                                            1,250                   102,919
    Intermedia Communications, Inc                                            25                       970
    International Business Machines                                           37                     3,991
    Internet Capital Group                                                 1,018                   173,060
    Intuit                                                                   300                    17,981
    I2 Technologies, Inc.                                                    100                    19,500
    JDS Uniphase Corp.                                                       400                    64,525
    Johnson & Johnson                                                        230                    21,448
    Korea Thrunet Ltd. Cl A                                                  100                     6,788
    Lands End Inc.                                                           125                     4,344
    Level 3 Communications Inc.                                              200                    16,375
    Lionbridge Tech Inc.                                                     200                     3,650
    Liposome                                                                 500                     6,102
    Loral Space & Communications                                           1,000                    24,313
    Lucent Technologies                                                      260                    19,500
    Marvel Enter Plan WT                                                       5                         3
    Marvel Enter WT W I                                                        3                         2
    Marvel Enter Wts Cl B                                                      2                      --
    Mattel                                                                    75                       984
    McDonald's Corp                                                            1                        26
    MCI Worldcom Inc.                                                        450                    23,878
    McLeod Class A                                                           100                     5,888
    MCM Capital Group Inc.                                                   500                     1,938
    Mediconsult Com Inc.                                                     200                     1,250
    Metal Mgmt Inc.                                                          500                     1,875
    Metromedia Fiber Network                                                 500                    23,969

                                                                     (Continued)

                                                               Schedule 1, Cont.
                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

                                                                 Description of
                                                                   investment
                                                                   including
                                                                number of shares
                                                                or face value in
                                                               dollars, interest rate
                                                                 and maturity date            Fair value
                                                              ------------------------     ----------------
Personal choice account common and preferred stocks (cont.):
    Micromuse Inc.                                                         300                      51,000
    Microsoft Corp.                                                      1,954                     228,130
    Midwest Express Holdings                                               225                       7,172
    Minnesota Mining & Manufacturing                                        60                       5,907
    Miravant Medical Technologies                                          450                       4,191
    MMC Networks Inc.                                                      500                      17,188
    MMI Companies, Inc.                                                    200                       1,725
    Mobius Mgmt Sys Inc.                                                    40                         318
    Momentum Bus Appl Cl A                                                   8                          63
    Morgan Stanley Dean Witter                                             100                      14,275
    Motorola                                                               100                      14,770
    National Semiconductor Corporation                                     300                      12,844
    Netrix Corp.                                                        18,100                     270,369
    Netvalue Holdings Inc.                                               1,000                      11,000
    Network Appliance Inc.                                                  90                       7,476
    Network Plus Corp.                                                     300                       6,300
    New Centy Energies Inc.                                                 50                       1,519
    New Era of Networks Inc.                                               150                       7,144
    New York Regl Rail Corp.                                             2,000                         800
    Nexcard Inc.                                                           200                       5,775
    Nextera Enterprises Inc.                                             4,000                      51,500
    Nextlink Communications Inc. Cl A                                       20                       1,661
    Nokia Corp.                                                             12                       2,293
    Nortel Networks Corp.                                                  200                      20,200
    Novacare Inc.                                                          100                          19
    OAO Technology Solutions, Inc.                                       2,486                      19,267
    Open Mkt Inc.                                                          100                       4,513
    Oracle Systems Corp.                                                   950                     106,459
    Pac-west Telecomm Inc.                                                 283                       7,500
    Paging Network Inc.                                                 13,900                      11,294
    Peapod, Inc.                                                           564                       4,865
    Penney J C Inc.                                                      1,500                      29,906

                                                               Schedule 1, Cont.

                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999

                                                                 Description of
                                                                   investment
                                                                   including
                                                                number of shares
                                                                or face value in
                                                             dollars, interest rate
                                                               and maturity date            Fair value
                                                             ----------------------         ----------
Personal choice account common and preferred stocks (cont.):
    Pepsico Inc.                                                        80                   $  2,820
    Pervasive Software Inc.                                            500                      8,469
    Petsmart, Inc.                                                   1,000                      5,750
    Pfizer                                                             300                      9,731
    Philip Morris Companies                                          3,360                     77,283
    Pilot Network Svcs Inc.                                          1,000                     24,000
    Poore Bros Inc.                                                 11,000                     16,157
    Preview Travel Inc.                                                 50                      2,606
    Priceline Com Inc.                                                 110                      5,211
    Pride International, Inc.                                          600                      8,775
    Primax Solutions, Inc.                                             150                      1,284
    Prism Financial Corp.                                            4,000                     22,500
    Procter & Gamble Co.                                                51                      5,565
    Project Software & Dev                                             200                     11,100
    Psinet, Inc.                                                       300                     18,525
    Puma Technology Inc.                                               150                     19,594
    Qualcomm                                                           448                     78,904
    Qwest Communs Intl Inc.                                            400                     17,200
    R & B Falcon Corp.                                                  50                        663
    Racing Champions Corp.                                           6,000                     26,625
    Rainmaker Systems Inc.                                             100                      2,025
    Raytheon Co New Cl A                                                 2                         51
    RF Micro Devices Inc.                                              360                     24,638
    SAP Aktiengesell                                                   150                      7,809
    SBC Communications Inc.                                            177                      8,629
    SM & A Corp.                                                     1,000                      6,125
    Safeguard Scientific Inc *                                       3,288                    535,944
    Sanchez Computer                                                   272                     11,203
    Schwab Total Stk Mkt Inv                                           313                      7,225
    Siebel Systems, Inc.                                               728                     61,152
    Sigcorp, Inc.                                                      169                      3,841
    Silknet Software Inc.                                              100                     16,575
    Simon Ppty Group Inc. New                                        1,350                     30,966

                                                               Schedule 1, Cont.

                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999

                                                                 Description of
                                                                   investment
                                                                   including
                                                                number of shares
                                                                or face value in
                                                             dollars, interest rate
                                                               and maturity date            Fair value
                                                             ----------------------         ----------
Personal choice account common and preferred stocks (cont.):
    Sprint Corp.                                                                             $
    Sprint PCS Group                                                    75                      7,688
    Spyglass                                                           500                     18,961
    Staples Inc.                                                       250                      5,188
    Starbucks Corp.                                                  1,360                     32,980
    Streamline Com Inc.                                                600                      5,138
    Sun Microsystems                                                   290                     22,457
    Sycamore networks Inc.                                              10                      3,080
    S1 Corporation                                                     100                      7,813
    S3 Inc.                                                            349                      4,035
    TCSI Corp                                                           95                        303
    Technology Solutions Co.                                           100                      3,275
    Telemate.Net Software                                               30                        488
    Telignet Inc.                                                      100                      6,175
    Tellabs, Inc.                                                      932                     59,823
    Tera Computer Co.                                                  600                      2,700
    Tibco Software Inc.                                                500                     76,500
    Toups Tech Licensing                                            10,000                      4,060
    Tyco Intl Ltd. New                                                 400                     15,600
    U S Interactive Inc.                                               132                      5,676
    UAL Corp                                                            40                      3,103
    Unibanco-uniao Bncs Gdrf                                           100                      3,013
    United Parcel Service B                                            240                     16,560
    US Data Corp                                                       500                      6,938
    USinternetworking Inc.                                           1,950                    136,256
    Valley Media Inc.                                                  100                        700
    Verticalnet Inc.                                                   200                     32,800
    Vignette Corp.                                                     270                     44,010
    Virata Corp.                                                       100                      2,988
    Vixel Corp. Del                                                     25                        427
    Wal Mart Stores Inc.                                               480                     33,180
    Walgreen Co.                                                       300                      8,782
    Walt Disney Holding Co                                             251                      7,334
    Weblink Wireless Cl A                                            2,500                     38,750
    Webvan Group Inc.                                                  300                      4,950
    Whole Foods Mkt Inc.                                               100                      4,638
    Wit Cap Group Inc.                                                 100                      1,700
    Xerox Corp.                                                        200                      4,538
    Xin Net Corp.                                                      300                      1,491

                                                               Schedule 1, Cont.
                          DIAMOND TECHNOLOGY PARTNERS
                           INCORPORATED 401(k) PLAN

        Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

                                                                              Description of
                                                                                investment
                                                                                 including
                                                                             number of shares
                                                                             or face value in
                                                                           dollars, interest rate
                                                                             and maturity date                  Fair value
                                                                           -----------------------              ----------
Personal choice account common and preferred stocks (cont.):
  Yahoo Inc.                                                                         428                       $   185,190
  3Com Corp                                                                           40                             1,880
  3DFX Interactive Inc                                                               200                             1,963
  Delta Air Lines                                                                    200                             4,188
  E I X Trust II                                                                   1,200                            29,925
  O G E energy Cap I                                                                 800                            20,421
                                                                          --------------                       -----------
         Total personal choice account
           common and preferred stocks                                           240,431                         8,837,164
                                                                          --------------                       -----------
Personal choice account bond:
  U. S. Treasury Nts 4.5%, 9/30/2000                                               1,000                               989
  Bear Strarns Co 8.0%, 11/26/2014                                                20,000                            19,545
  Bell Tel Penn                                                                   10,000                             9,120
  Gerogia Pac Corp.                                                                5,000                             5,040
  Hilton Hotels Corp.                                                              5,000                             4,707
  Lehman Gros Hldg                                                                 5,000                             4,990
                                                                          --------------                       -----------
         Total personal choice account bond                                       46,000                            44,391
                                                                          --------------                       -----------
Personal choice account money market funds:
  Schwab Money Market Fund                                                     1,561,391                         1,561,391
  Schwab Value Advantage Money Fund                                              104,941                           104,941
                                                                          --------------                       -----------
         Total personal choice account
           money market funds                                                  1,666,332                         1,666,332
                                                                          --------------                       -----------
         Total personal choice account investments                             1,998,706                        11,876,719
                                                                          --------------                       -----------

                                                                             Interest rates
                                                                             ranging from
Participant notes receivable (Maturities ranging                             8.25% to 10.5%                        237,561
  from January 2000 to December 2014)                                                                          -----------
                                                                                                               $22,780,022
                                                                                                               ===========

* Represents a party-in-interest

See accompanying independent auditors' report

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the City of Chicago, State of Illinois, on October 13, 2000.

                                               DIAMOND TECHNOLOGY PARTNERS
                                               INCORPORATED 401(k) PLAN
                                               (Name of Plan)

                                               By: /s/ MELVYN E. BERGSTEIN
                                               Name: Melvyn E. Bergstein
                                               Its: Trustee

                                               By: /s/ MICHAEL E. MIKOLAJCZYK
                                               Name: Michael E. Mikolajczyk
                                               Its: Trustee

                                               By: /s/ KARL E. BUPP
                                               Name: Karl E. Bupp
                                               Its: Trustee